January 2, 2014

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ACP Funds Trust Tender Offer

SEC File No. 005-81274

Schedule T0-I

Ladies and Gentlemen:

The ACP Funds Trust, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Trust”), is offering to purchase for cash on the terms and conditions set forth in the above mentioned Schedule TO (“Offer to Purchase”) and the related Letter of Transmittal an amount of Shares including fractions thereof, with an aggregate net asset value up to and including forty percent (40%) of the net assets of the ACP Institutional Series Strategic Opportunities Fund; (the “Fund”). The offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at the purchase price. The purchase price (“Purchase Price”) is an amount equal to the net asset value of the Shares of the Fund as of the close of the regular trading session of the New York Stock Exchange on March 31, 2014 (the “Net Asset Value Determination Date”). Shareholders will receive with the Offer to Purchase, a Summary Term Sheet dated January 2, 2014 and a Letter of Transmittal, which as amended or supplemented from time to time constitutes the repurchase offer (the “Offer to Purchase”). This Offer will expire on February 1, 2014 (the “Expiration Date”). As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund, and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires. This Offer is being made to all Shareholders and is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

Shareholders tendering their Shares should also note that they will remain shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Net Asset Value Determination Date. Accordingly, the value of tendered Shares will remain at risk until this Valuation date, because of its investment pursuant to the Fund’s investment program. Shareholders desiring to tender all or a portion of their shares in accordance with the terms of the Offer should complete and sign the Letter of Transmittal and mail or fax to the Fund’s Administrator in the manner set forth in the Offer to Purchase.

Please direct any questions or comments to Stephanie Davis at Ascendant Capital Partners, LP at (610) 688-4180 or sstrid@acpfunds.com

Sincerely,

/s/ Stephanie S. Davis

Stephanie S. Davis

CCO

Ascendant Capital Partners LP

150 N. Radnor Chester Rd., Suite C-220

Radnor, PA 19010